Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

June 4, 2025
Ms. Samantha A. Brutlag and Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File No.: 333-287091
Dear Ms. Brutlag and Ms. Rotter:
This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 28, 2025 and on May 30, 2025, regarding the Trust’s Form N-14 filed May 8, 2025 (SEC Accession No. 0000894189-25-003717) (the “Registration Statement”). The Staff’s comments, and the Trust’s responses thereto, are set forth below. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement. With respect to responses showing revisions made by the Trust, new language is underlined and deleted language has a ~~strike-through~~. Changes referenced will be reflected in a Rule 497 filing.
Disclosure Comments
1.In the subsection entitled “Summary of Key Information—What if the Reorganization is approved by Shareholders and I do not want to hold ETF shares?”, clarify whether the tax consequences disclosure applies to Target Fund shareholder redemptions, exchanges, or both redemptions and exchanges.
Response 1: The Trust has revised the disclosure as follows: “If a Target Fund shareholder exchanges or redeems his or her shares and such shares are held in a taxable account, the shareholder will generally recognize a taxable gain or loss based on the difference between the Target Fund shareholder’s tax basis in the shares and the amount received for them.”
2.In the subsection entitled “Summary of Key Information—Comparison of Investment Objective, Strategies, Risks and Restrictions,” add narrative disclosure describing any differences between the Scharf Global Opportunity Fund and the Scharf Global Opportunity ETF.
Response 2: The Trust has deleted the first two paragraphs of this subsection and added the following disclosure:
Scharf ETF and Scharf Fund
The Scharf ETF will have the same investment objective and substantially similar principal investment strategies and principal risks as the Scharf Fund, with the following exceptions:
•The Scharf ETF will be classified as a non-diversified fund whereas the Scharf Fund is classified as a diversified fund. The risk of operating as a non-diversified fund is that the Scharf ETF could have more concentrated ownership of certain issuers than if it was a diversified fund. Concentrated ownership of issuers may make the Scharf ETF more susceptible to economic, business, political or other factors affecting those issuers in which it invests. Accordingly, a non-diversified fund may involve more risk than a diversified fund. However, Scharf intends to manage the Scharf ETF in a substantially similar manner as the Scharf Fund.
•The Scharf Fund’s principal investment strategy included investing in equity securities of companies of all size market capitalizations, while the Scharf ETF’s principal investment strategy includes investing in equity securities of mid- and large-capitalization companies.

Accordingly, the Scharf Fund is subject to small-, medium-, and large-sized company risks, while the Scharf ETF is subject to medium- and large-sized company risks.
Global Opportunity ETF and Scharf Global Fund
The Global Opportunity ETF will have the same investment objective and substantially similar principal investment strategies and principal risks as the Scharf Global Fund, with the following exception:
•The Global Opportunity ETF will be classified as a non-diversified fund whereas the Scharf Global Fund is classified as a diversified fund. The risk of operating as a non-diversified fund is that the Global Opportunity ETF could have more concentrated ownership of certain issuers than if it was a diversified fund. Concentrated ownership of issuers may make the Global Opportunity ETF more susceptible to economic, business, political or other factors affecting those issuers in which it invests. Accordingly, a non-diversified fund may involve more risk than a diversified fund. However, Scharf intends to manage the Global Opportunity ETF in a substantially similar manner as the Scharf Global Fund.
3.In Appendix A—Additional Information about the Acquiring Funds, please use the full name of the Scharf Global Opportunity ETF, rather than a defined term, when referencing the fund for the first time.
Response 3: The Trust has made the requested change.
4.In the section entitled “Codes of Ethics” in Exhibit A to the SAI, remove the reference to the office of the SEC in Washington, D.C. to comply with Item 17(e) of Form N-1A.
Response 4: The Trust has made the requested change.
5.The Staff notes that the Trust omitted one of the required undertakings in Item 17 of Form N-14 (the undertaking to file the opinion of counsel supporting the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 through an amendment to this registration statement within a reasonable time after the closing of the reorganization).
Response 5: The Trust inadvertently omitted this undertaking and confirms that future N-14 filings will include such undertaking. With respect to the Registration Statement, the Trust has added the following to the section entitled “Federal Income Taxes” in Exhibit A to the SAI: “The Trust will file the opinion of counsel supporting the tax consequences of the proposed Reorganizations required by Item 16(12) of Form N-14 through an amendment to the N-14 Registration Statement within a reasonable time after the closing of the Reorganizations.”
Accounting Comments
1.Confirm that references to the unaudited semi-annual financial statements will be updated with a working hyperlink to Form N-CSRS that will be filed in EDGAR prior to the auto effective date of June 7, 2025.
Response 1: The Trust confirms that references to the unaudited semi-annual financial statements will be updated with a working hyperlink to Form N-CSRS. Form N-CSRS will be filed in EDGAR prior to June 7, 2025, and the Trust intends to file a Rule 497 filing on or after June 9, 2025.
2.Confirm that the fees presented in the fee tables represent current fees in accordance with Item 3 of Form N-14.
Response 2: Please see Appendix A for revised fee tables and examples of effect of fund expenses. The Trust confirms that the fees presented in Appendix A represent current fees in accordance with Item 3 of Form N-14
3.Explain whether the fees previously waived for Target Funds are subject to recoupment. If yes, please confirm that such expenses will not be carried over to the Acquiring Funds.
Response 3: The Trust confirms that the fees previously waived for the Target Funds are not subject to recoupment.

4.Update the capitalization tables to reflect the transactions of the separately managed accounts (“SMAs”) disclosed at the end of the filing and revise the footnotes to the capitalization tables to explain these adjustments. In addition, confirm that these updates will be provided in a Rule 497 filing.
Response 4: The Trust has revised the capitalization tables to reflect the transactions of the SMAs disclosed at the end of the filing and has revised the footnotes to the capitalization tables to explain these adjustments. Please see Appendix B for the revised capitalization table and footnotes. The Trust confirms that these updates will be provided in a Rule 497 filing.
5.Confirm that there are no forced sales for either of the Target Fund’s investments.
Response 5: The Trust so confirms.
6.Explain the approximate percentage of portfolio repositioning of each of the Target Funds that are anticipated to be disposed of in advance of the Reorganizations. In addition, disclose this information in the Supplemental Financial Information section in the SAI and Federal Tax Consequences section of the combined proxy statement/prospectus in a Rule 497 filing.
Response 6: The Trust notes that there is not expected to be any material repositioning of a Target Fund’s portfolio in advance of the Reorganizations. The Trust has made the requested changes.
7.The Staff notes that the audited Special Purpose Schedules of Investments are dated January 31, 2025. Explain how this date was selected and confirm that unaudited Special Purpose Schedules of Investments to be acquired by the Acquiring Funds will be provided in a Rule 497 filing as of a date closer to the closing date of the Reorganizations.
Response 7: The Trust filed Post-Effective Amendment (“PEA”) No. 1170 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1172 under the Investment Company Act of 1940, as amended, on Form N-1A on April 7, 2025 to register the Scharf ETF and the Scharf Global Opportunity ETF as new series of the Trust. PEA 1170 included the audited Special Purpose Schedules of Investments (the “Financial Statements”). Cohen & Company, Ltd. issued their opinion on the Financial Statements on March 31, 2025. January 31, 2025 was the most recent month end available for Cohen & Company, Ltd. to audit the Financial Statements and prepare their opinion. The Trust confirms that unaudited Special Purpose Schedules of Investments to be acquired by the Acquiring Funds will be provided in a Rule 497 filing as of May 31, 2025.
8.The short-term investments disclosed in Special Purpose Schedules of Investments disclose the maturity date but not the interest rate. Going forward, please include the interest rate in accordance with Reg S-X. 12-12, footnote 4.
Response 8: The Trust notes the Staff’s comment and will include the interest rate going forward, including in the unaudited Special Purpose Schedules of Investments dated May 31, 2025.
9.The notes to the Special Purpose Schedules of Investments disclose that each of the Scharf ETF and the Scharf Global Opportunity ETF are diversified series of the Trust. The combined proxy statement/prospectus discloses that each Acquiring Fund will operate as a non-diversified fund. Supplementally explain this discrepancy.
Response 9: The Trust notes that the combined proxy statement/prospectus disclosure is correct that each Acquiring Fund will operate as a non-diversified fund and that the notes to the Special Purpose Schedules of Investments inadvertently described the funds as diversified funds. The Trust has revised notes to the audited Special Purpose Schedules of Investments to state that each fund will operate as a non-diversified series of the Trust.
10.In the notes to the Special Purpose Schedules of Investments, the “Effective Date” is not defined. Explain in correspondence with the Effective Date represents.
Response 10: The Trust notes that the Effective Date represents the date of the Agreement and Plan of Exchange for ETF Shares and has revised the disclosure accordingly.

11.In the introduction to the Special Purpose Schedules of Investments, the disclosure states: “Each Fund intends to commence investment operations after the conversion of a separately managed account (the “Predecessor Account”) into shares of the Fund.”
In the Notes to the Special Purpose Schedules of Investments, the disclosure states: “The Adviser also manages the assets of multiple separately managed accounts which utilize the same investment strategy as each of the Funds (the “SMAs”). On the Effective Date, the assets of the participating SMAs that are managed in accordance with the investment strategy utilized by SE will be transferred to SE and the assets of the participating SMAs that are managed in accordance with the investment strategy utilized by SGOE will be transferred to SGOE by the respective holders of such accounts (the “SMA Holders”). Relevant parties have entered into or will enter into an Agreement and Plan of Exchange for ETF Shares (the “Plan”) governing these collective transactions.” (emphasis added).
a.Explain the difference between the disclosure that refers to “a separately managed account” in the introduction section and “the assets of the participating SMAs… that will be transferred to the new ETFs”.
b.Describe the allocation process that will occur between the SMAs and the new ETFs (e.g., pro rata). In addition, include which SMAs are included in the transactions and confirm in correspondence that the explanation provided in your response will be disclosed in the introduction to financial statements section in a Rule 497 filing.
Response 11: The Trust has revised the disclosure in the introduction to the Special Purpose Schedules of Investments section and confirms that such disclosure will be included in a Rule 497 filing:
a.“Each Fund intends to commence investment operations after the conversion of ~~a~~ separately managed ~~account~~ accounts (the “Predecessor ~~Account~~ Accounts”) into shares of the Fund. ~~Each~~ The ~~Predecessor Account’s~~ audited special purpose ~~schedule~~ schedules of investments and notes thereto for the Predecessor Accounts as of January 31, 2025 are included below.”
b.“The SMAs participating in the conversion to the new ETFs were allocated on pro-rata basis based on the size of the Scharf ETF and Scharf Global Opportunity ETF, respectively. All SMAs with substantially similar investment objectives and investment strategies as the Acquiring Funds managed by Scharf were provided with the opportunity to have their accounts reorganize into the ETFs and all SMAs that provided their consent are participating.”
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.
Very truly yours,
/s/ Elaine Richards
Elaine E. Richards
Vice President and Secretary
Advisors Series Trust

Appendix A

Summary of Fund Fees and Expenses
Scharf Fund

	Target Fund Scharf Fund(1)	Acquiring Fund Scharf ETF (pro forma)
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.78%	0.75%	(4)
Distribution and Service (Rule 12b-1) Fees	None	None
Other Expenses (includes 0.10% Shareholder Servicing Plan Fee for Target Fund)	0.20%	0.00%	(5)
Total Annual Fund Operating Expenses(2)	0.98%	0.75%
Less: Fee Waiver and/or Expense Reimbursement	-0.09%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3)	0.89%	0.75%
(1)Current fees and expenses of the Scharf Fund are presented for the six months ended March 31, 2025 (annualized).
(2)Total Annual Fund Operating Expenses reflect the maximum Shareholder Servicing Plan fee allowed while the Expense Ratios in the unaudited Financial Highlights for the six months ended March 31, 2025 reflect actual expenses.
(3)Scharf has contractually agreed to waive a portion or all of its management fees and pay Scharf Fund expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding AFFE, interest, taxes, extraordinary expenses and class specific expenses, such as the shareholder servicing plan fee of 0.10%), to 0.79% of average daily net assets of the Fund (the “Expense Cap”). The Expense Cap will remain in effect through at least January 27, 2026, and may be terminated only by the Board. The Adviser may request recoupment of previously waived fees and expenses from the Fund for 36 months from the date they were waived or paid, subject to the Expense Cap at the time such amounts were waived or at the time of recoupment, whichever is lower.
(4)The Acquiring Fund’s investment adviser will pay all expenses incurred by the Acquiring Fund (except for the fee paid to the Adviser pursuant to the advisory agreement, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act).
(5)Other expenses for the Acquiring Fund are estimated for the current fiscal year.

Scharf Global Fund

	Target Fund Scharf Global Fund(1)	Acquiring Fund Global Opportunity ETF (pro forma)
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.70%	0.59%	(4)
Distribution and Service (Rule 12b-1) Fees	None	None
Other Expenses (includes 0.10% Shareholder Servicing Plan Fee for Target Fund)	0.67%	0.00%	(5)
Total Annual Fund Operating Expenses(2)	1.37%	0.59%
Less: Fee Waiver and/or Expense Reimbursement	-0.74%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3)	0.63%	0.59%
(1)Current fees and expenses of the Scharf Global Fund are presented for the six months ended March 31, 2025 (annualized).
(2)Total Annual Fund Operating Expenses do not correlate to the Expense Ratios in the Financial Highlights, which reflect the actual operating expenses of the Fund and do not include 0.01% that is attributed to acquired fund fees and expenses (“AFFE”). Total Annual Fund Operating Expenses reflect the maximum Shareholder Servicing Plan fee allowed while the Expense Ratios in the unaudited Financial Highlights for the six months ended March 31, 2025 reflect actual expenses.
(3)Scharf has contractually agreed to waive a portion or all of its management fees and pay Global Opportunity Fund expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding, if applicable, acquired fund fees and expenses, interest, taxes, extraordinary expenses and class specific expenses, such as the shareholder servicing plan fee of 0.10%) to 0.52% of average daily net assets of the Fund (the “Expense Cap”). The Expense Cap will remain in effect through at least January 27, 2026, and may be terminated only by the Board. The Adviser may request recoupment from the Fund of previously waived fees and paid expenses for 36 months from the date they were waived or paid, subject to the Expense Cap at the time such amounts were waived or at the time of recoupment, whichever is lower.
(4)The Acquiring Fund’s investment adviser will pay all expenses incurred by the Acquiring Fund (except for the fee paid to the Adviser pursuant to the advisory agreement, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act).
(5)Other expenses for the Acquiring Fund are estimated for the current fiscal year.
Examples of Effect of Fund Expenses
These examples are intended to help you compare the cost of investing in the Target Fund Shares with the cost of investing in the Acquiring Fund Shares, both before and after the Reorganization. The example assumes:
•You invest $10,000 in the Target Fund and in the Acquiring Fund for the periods shown;
•Your investment has a 5% return each year and the Funds’ operating expenses remain the same (taking into account the Target Fund’s Expense Cap only through January 27, 2026); and
•You reinvest all distributions and dividends without a sales charge.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Scharf Fund	$91	$303	$533	$1,193
Scharf ETF – pro forma*	$77	$240	$417	$930

*The expense example reflects annual fund operating expenses for the most recent fiscal year (as disclosed in the current prospectus) of the Target Fund. The Acquiring Fund is newly organized and therefore has not yet had any operations as of the date of this Proxy Statement/Prospectus. Pro forma numbers are estimated and do not include the estimated costs of the Reorganization. The Target Fund and the Acquiring Fund will not bear any Reorganization costs (excluding brokerage costs, if any).

	One Year	Three Years	Five Years	Ten Years
Scharf Global Fund	$64	$361	$679	$1,582
Global Opportunity ETF – pro forma*	$60	$189	$329	$738
*The expense example reflects annual fund operating expenses for the most recent fiscal year (as disclosed in the current prospectus) of the Target Fund. The Acquiring Fund is newly organized and therefore has not yet had any operations as of the date of this Proxy Statement/Prospectus. Pro forma numbers are estimated and do not include the estimated costs of the Reorganization. The Target Fund and the Acquiring Fund will not bear any Reorganization costs (excluding brokerage costs, if any).

Appendix B
The following table sets forth the capitalization of the Funds and on a pro forma basis the successor Acquiring Fund, as of May 31, 2025, after giving effect to the Reorganization. The table does not show the actual combined aggregate for the number of shares the combined Funds being issued in connection with the Reorganization, as this will depend on the NAV and the number of shares outstanding of the Target Funds at the effective time of the Reorganization.

	Net Assets	Shares Outstanding	Net Asset Value Per Share
Scharf Fund	$421,758,825.80	7,862,433.922	$53.64
Pro Forma Adjustments	$381,035,653.20	$7,103,572.95	—
Scharf ETF (Pro Forma)(1)	$802,794,479.00(2)	$14,966,006.88	$53.64

Scharf Global Fund	$28,919,507.57	776,773.904	$37.23
Pro Forma Adjustments	$58,683,911.43	$1,576,253.33	—
Global Opportunity ETF (Pro Forma)(1)	$87,603,419.00(3)	$2,353,027.23	$37.23
(1) Simultaneously with each Reorganization, the assets of the participating separately managed accounts (SMAs) that are managed in accordance with the investment strategy utilized by the Scharf ETF will be transferred to the Scharf ETF and the assets of the participating SMAs that are managed in accordance with the investment strategy utilized by the Global Opportunity ETF will be transferred to the Global Opportunity ETF by the respective holders of such accounts (the “Additional Transactions”). The pro forma balances are presented as if the Reorganization and Additional Transactions were effective as of May 31, 2025, and are presented for informational purposes only. The actual Closing Date of each Reorganization and Additional Transactions is expected to be on or about after the close of trading on August 22, 2025, or such later time agreed to by the parties at which time the results would be reflective of the actual composition of shareholders’ equity as of that date. All pro forma adjustments are directly attributable to the respective Reorganization and Additional Transactions.

(2) Net assets include (a) the Scharf Fund and (b) the SMAs ($381,035,653.20). The amount of net assets attributable to the SMAs is based on Scharf’s estimate of the amount of assets that will participate in the Additional Transactions and the actual amount may be different.

(3) Net assets include (a) the Scharf Global Fund and (b) the SMAs ($58,683,911.43). The amount of net assets attributable to the SMAs is based on Scharf’s estimate of the amount of assets that will participate in the Additional Transactions and the actual amount may be different.

B-1